September 3, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten

Larry Spirgel

Joan Collopy

Elizabeth Sandoe

Lisa Etheredge

Robert Littlepage

Re:	Palantir Technologies Inc.

Amendment 2 to Draft Registration Statement on Form S-1

Submitted August 10, 2020

CIK No. 0001321655

Registration Statement on Form S-1

Filed August 25, 2020

File No. 333-248413

Amendment No. 1 to Registration Statement on Form S-1

Filed on September 3, 2020

File No. 333-248413

Ladies and Gentlemen:

On behalf of our client, Palantir Technologies Inc. (“Palantir” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 25, 2020, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (“Amendment No. 2”). We are concurrently submitting via EDGAR this letter and have publicly filed a revised Registration Statement (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 2 submitted on August 10, 2020), all page references herein correspond to the page of the Registration Statement.

Securities and Exchange Commission

September 3, 2020

Prospectus Summary, page 1

1.

Please revise the third full paragraph on page 2 to provide more context to your statements about the growth of your revenue overtime. For example, consider disclosing your average revenue per customer and average revenue for your top twenty customers for 2018 so that investors can compare them to the figures you provide for 2019.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement to disclose its average revenue per customer and average revenue from its top twenty customers in 2018.

2.

We note your response to prior comment 1. We continue to believe that the summary section should be balanced to include a discussion of the substantial payments to your existing stockholders related to the redemptions of the Series H preferred stock. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement to disclose the amounts paid in redemption of the Company’s Series H redeemable convertible preferred stock in 2019.

Risk Factors

Following our listing, sales of substantial amounts of our Class A common stock in the public markets or the perception...., page 67

3.

We note your response to prior comment 18. Disclose if the company intends on sharing a fair value estimate of the class A common stock with the RSU holders who plan to sell shares on Day 1 of trading so that they may plan on how many shares they would have to sell in order to cover their anticipated tax liability. If so, please disclose this fair value determination.

The Company respectfully advises the Staff that RSU holders who plan to sell shares on Day 1 of trading will not receive a fair value estimate of the class A common stock prior to such time. The number of shares that will need to be sold to cover the tax withholding and remittance obligations of RSU holders will be a function of the number of shares that will vest and settle in connection with the public listing and the RSU holder’s applicable tax rate. The tax liability will be determined based on the average sales price of all such shares that are sold on the first trading day and as a result, will not be determinable until the close of trading on that day.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 86

4.

We note your responses to prior comments 11 and 12. Please disclose, either here or on page 91, how you determine contribution margin by customer. For example, as noted in your response, please address how you allocate sales and marketing and cost of sales expenses that are not specific to a customer account.

In response to the Staff’s comment, the Company has revised the disclosure on pages 95 to 96 of the Registration Statement to disclose the method by which contribution margin by customer is calculated.

Securities and Exchange Commission

September 3, 2020

Audited Financial Statements

Consolidated Balance Sheets, page F-3

5.

Please present a pro forma balance sheet alongside your most recent historic balance sheet to give effect to the Capital Stock Conversion and all other changes in capitalization that will occur in connection with your direct listing on the NYSE as described on page 77.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-3 to F-4 of the Registration Statement to include a pro forma balance sheet that gives effect to the Capital Stock Conversion and all other changes in capitalization that will occur in connection with the Company’s direct listing on the NYSE.

General

6.

We have reviewed but are unable to agree with your responses to prior comments 29 and 30 regarding the scope and application of the March 23, 2018 no-action letter for Spotify Technology, S.A. However, there may be other ways to ensure compliance with Regulation M, depending on the specific facts and circumstances. For example, from our discussion on this matter, we understand that you have represented that the relevant parties (including any persons acting on behalf of such parties) each will endeavor to conduct their activities in a manner that will not violate Regulation M or the other antimanipulation and antifraud provisions, such as sections 9(a) and 10(b), or Rule 10b-5.

The Company respectfully acknowledges the Staff’s Comment. The Company acknowledges that the Staff disagrees with the Company’s responses to comments 29 and 30 in the Staff’s letter dated July 31, 2020 that the activities described in such responses would be “in accordance with the representations and terms set forth in” the Spotify Technology, S.A. no-action letter (Mar. 23, 2018) (the “Spotify Letter”). However, as further acknowledged by the Staff, compliance with the Spotify Letter is not required. Rather, as the Staff indicates in this Comment, the Company will endeavor, and it is the Company’s understanding that its financial advisors and any affiliated persons each will endeavor, to conduct their activities in a manner that will not violate the applicable provisions of Regulation M (to the extent that Regulation M applies to such activities) or the other anti-manipulation and antifraud provisions of the U.S. securities laws, including, for example, Sections 9(a) and 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder.

*****

Securities and Exchange Commission

September 3, 2020

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 565-3765 or aspinner@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

cc:	Alexander C. Karp, Palantir Technologies Inc.

David Glazer, Palantir Technologies Inc.

William Ho, Palantir Technologies Inc.

Matthew Long, Palantir Technologies Inc.

Sean Stenstrom, Palantir Technologies Inc.

Justin Laubach, Palantir Technologies Inc.

Scott Hsu, Palantir Technologies Inc.

Deeptha Mathavan, Palantir Technologies Inc.

Steven Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP